7600 Wisconsin Avenue

Suite 1100
Bethesda, Maryland 20814

October 28, 2002

Dear Stockholder:

      We are pleased to inform you that on October 15, 2002, InforMax, Inc. (“InforMax”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Invitrogen Corporation (“Invitrogen”), a Delaware corporation, and Babcock, Inc., a Delaware corporation and a wholly owned subsidiary of Invitrogen (the “Purchaser”).

      Under the terms of the Merger Agreement, Purchaser is commencing today a tender offer to purchase all outstanding shares of InforMax common stock at a price of $1.36 per share, net to tendering stockholders in cash, without interest. The tender offer is currently scheduled to expire at 12:00 o’clock midnight, New York City time, on November 22, 2002. Following the successful completion of the tender offer, Purchaser will be merged with and into InforMax. As a result of the merger, InforMax will become a wholly owned subsidiary of Invitrogen. All shares of InforMax common stock not purchased in the tender offer (other than shares held by Invitrogen, Purchaser, their respective subsidiaries and, if applicable, dissenting stockholders) will be converted in the Merger into the right to receive the same consideration paid in the tender offer, without interest.

      The InforMax Board of Directors has unanimously approved the Merger Agreement, the tender offer and the merger and has determined that the Merger Agreement, the tender offer and the merger are advisable and fair to, and in the best interests of, the InforMax’s stockholders. Accordingly, the InforMax Board of Directors recommends that you accept the tender offer and tender your shares to Purchaser pursuant to the tender offer.

      In arriving at their recommendations, the InforMax Board gave careful consideration to a number of factors that are described in the enclosed Solicitation/ Recommendation Statement on Schedule 14D-9, including, among other things, the opinion of Bear, Stearns & Co. Inc. to the effect that, as of the date of such opinion, the consideration to be received pursuant to the tender offer and the merger was fair to InforMax stockholders from a financial point of view.

      Also accompanying this letter is a copy of Purchaser’s Offer to Purchase and related materials, including a letter of transmittal for use in tendering your shares. These documents set forth the terms and conditions of Purchaser’s tender offer and provide instructions as to how to tender your shares. We urge you to read each of the enclosed materials carefully.

Very truly yours,

Andrew P. Whiteley
Chief Executive Officer, President and Chairman of the Board of Directors